SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2008 RESULTS

(Rio de Janeiro – May 21, 2008) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income in the first quarter of 2008 was 108.5% higher than in the first quarter of 2007, due to the increase in our net operating revenues and to the positive impact that the lower appreciation of the Real had on our financial result. The increase in our oil and gas production and the upturn in oil and oil products prices also contributed to our improved performance.

Consolidated net income in the first quarter of 2008 increased 60.1% compared to the fourth quarter of 2007 primarily due to the lower appreciation of the Real on the financial results and to the reduction in operating expenses and, to a lesser extent, as a result of higher oil and oil products prices.

Adjusted EBITDA in the first quarter of 2008 increased 54.3% compared to the first quarter of 2007 due to the increase in net operating revenues. In comparison with the fourth quarter of 2007, adjusted EBITDA increased 17.6% for the same reasons mentioned above.

The average oil and gas production during the first quarter of 2008 increased primarily due to the operational start-up of the platforms FPSO-Cidade de Rio de Janeiro (Espadarte), FPSO-Piranema (Piranema), Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) platforms. It is especially worth highlighting our domestic natural gas output during this period, which increased by 10.9% as compared to the first quarter of 2007 and 9.7% as compared to the fourth quarter of 2007.

Due to delays associated with the availability of offshore support vessels in the first quarter of 2008, oil production was not as high as expected during this period , and we expect that output from the P-52 and P-54 platforms will only reach maximum levels in the second half of 2008. In addition, difficulties related to maintaining pressure in the Golfinho reservoir hampered production from this field.

Our total capital expenditures in the first quarter of 2008 were 65.9% higher than in the first quarter of 2007 and 12.6% lower as compared to the fourth quarter of 2007.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

It gives us enormous satisfaction to be presenting our outstanding results for the first quarter of 2008, during which we recorded a net income of U.S.$4,501 million, 108.5% higher than the first quarter of 2007 and one of the best first quarter results in our history.

Short-term swings in crude oil prices have a direct impact on the price of oil products, primarily by hitting the cost of refining inputs, although their impact on oil product prices depends on the specific conditions of each market and the behavior of the exchange rate. In the fourth quarter of 2007, we were faced with a combination of an accelerated upturn in the price of crude, relatively stable national production and only a slight appreciation of the Real against the U.S. dollar, all of which placed pressure on refining margins.

In order to ensure the profitability of our Supply business, we have made extensive investments in conversion capacity, given that the vast majority of our domestic oil output consists of heavy crude oil. Large investments in the E&P segment are equally necessary, as we try to take the maximum possible advantage of the favorable oil price scenario, monetizing current reserves and future discoveries. Both investments (Supply and E&P) jeopardize short-term cash flow, while their returns, given the lengthy maturation period of oil industry projects such as these, will only become apparent in the future, therefore generating a temporary cash-flow mismatch. Thus we have two main objectives in our pricing policy, which seeks alignment in the medium to long term: protecting the Brazilian market from excessive short-term volatility and at the same time ensuring sufficient financing capacity for the investments needed to develop our business.

In May, in line with our policy of aligning prices with the international market in the medium to long-term, we adjusted our Brazilian refinery-gate gasoline and diesel prices. The process was handled with the utmost transparency and took into consideration not only the commercial and economic aspects, but also the relative weight of our activities in Brazil’s economy and the impact the adjustments could have.

We also expanded our international operations. In Peru, in association with other oil companies, we discovered a gas reservoir in Block 57, in Cuzco province. In the American section of the Mexican Gulf, we were awarded 22 deep-water and ultra-deep-water blocks at the auction organized by the Minerals Management Service, the US offshore mineral resources regulator. As a result of these new concessions, there are now 221 exploratory blocks in the region, 157 of which are currently operated by us.

We also signed an agreement with PDVSA, the Venezuelan state-owned oil company, establishing the groundwork for a joint venture in the Abreu e Lima Refinery, in Pernambuco, whose total investments are estimated at US$4.05 billion. The refinery will be capable of processing 200,000 barrels of heavy crude per day. Our participation will be 60% of the undertaking and PDVSA 40%. The refinery will play a key role in expanding our domestic production of diesel, Brazil’s most widely-consumed oil product. Start-up is scheduled for the second half of 2010.

In the petrochemical area, we continued to consolidate our holdings in Brazil. In February, Ultrapar transferred the Ipiranga companies’ petrochemical assets to us. In the following month, the Extraordinary General Meeting of Shareholders approved the incorporation of UPB Participações S.A., our wholly-owned subsidiary.

At the same meeting, our shareholders also approved a 2 for 1 stock split of our shares and ADSs. Following the split, each ADS was still equivalent to two shares.

Fully committed to expanding our share of biofuels, we announced the creation of a wholly-owned subsidiary to concentrate all activities related to the area, which are currently dispersed through several of our areas and subsidiaries. The new subsidiary will handle ethanol production, the acquisition of inputs and the processing of biodiesel, as well as administering future investments.

I cannot end without mentioning the upgrade of Brazil to investment grade status by the ratings agency Standard & Poor’s. This “promotion” means that international investors’ will be regarding Brazil in a considerably more favorable light, thanks to the lower risks associated with prospects of greater stability and predictability. We believe that this will benefit Brazilian companies, as foreign investors increase their appetite for new stock and bond acquisitions by foreign investors. In the case of Petrobras itself, the new climate will almost certainly make it easier to finance our operations.

Finally, I would like to reiterate our determination and technical capacity to overcome any challenges that may present themselves, maintaining our focus on profitability and social and environmental responsibility.

Financial Highlights

		For the first quarter of
	Income statement data
4Q-2007	(in millions of U.S. dollars, except for per	2008	2007
	share and per ADS data)
32,442	Sales of products and services	33,351	23,700
25,324	Net operating revenues	26,342	18,400
(212)	Financial income (expense), net	279	(137)
2,812	Net income for the period	4,501	2,159
	Basic and diluted earnings per common and
0.32	preferred share	0.51	0.25
0.64	Basic and diluted earnings per ADS (4)	1.02	0.50

	Other data
41.3	Gross margin (%) (1)	41.6	43.0
11.1	Net margin (%) (2)	17.1	11.7
49	Debt to equity ratio (%) (3)	49	52

	Financial and Economic Indicators

88.69	Brent crude (U.S.$/bbl)	96.90	57.75
	Average Commercial Selling Rate for U.S. dollar
1.7830	(R$/U.S.$)	1.7388	2.1082
	Period-end Commercial Selling Rate for U.S.
1.7713	dollar (R$/U.S.$)	1.7491	2.0504

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of March 31, 2008.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

		For the first quarter of

4Q-2007		2008	2007

2,812	Net income for the period	4,501	2,159
1,728	Depreciation, depletion and amortization	1,450	1,157
(592)	Financial income	(441)	(306)
(21)	Financial expense	109	106
	Monetary and exchange variation on monetary
825	assets and liabilities, net	53	337
1,697	Total income tax expense	2,061	1,428
(63)	Equity in results of non-consolidated companies	(81)	(29)
152	Other expenses, net	-	(15)
	Minority interest in results of consolidated
28	subsidiaries	67	167

6,566	Adjusted EBITDA	7,719	5,004

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first quarter of 2008 and for the first quarter of 2007 has been affected by the 17.5% increase in the value of the Real against the U.S. dollar in the first quarter of 2008 as compared to the first quarter of 2007.

OPERATING HIGHLIGHTS

		For the first quarter of
4Q-2007		2008	2007
	Average daily crude oil and gas production
1,905	Crude oil and NGLs (Mbpd) (1)	1,937	1,926
1,782	Brazil	1,816	1,800
111	International	108	111
12	Non-consolidated international production(2)	13	15
2,280	Natural gas (Mmcfpd) (3)	2,448	2,274
1,662	Brazil	1,824	1,644
606	International	618	618
12	Non-consolidated international production(2)	6	12

	Crude oil and NGL average sales price (U.S. dollars per bbl)
76.75	Brazil (4)	86.13	47.79
59.42	International	62.23	42.40

	Natural gas average sales price (U.S. dollars per Mcf)
5.78	Brazil (5)	6.19	5.45
2.91	International	2.83	2.41

	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
8.60	Excluding production taxes (6)	8.66	7.20
23.16	Including production taxes (6)	24.82	16.24
4.41	Crude oil and natural gas – International	4.32	3.89

	Refining costs (U.S. dollars per boe)
3.60	Brazil	3.61	2.54
3.04	International	6.16	2.42
	Refining and marketing operations (Mbpd)
2,167	Primary Processed Installed Capacity	2,167	2,227
	Brazil (7)
1,986	Installed capacity	1,986	1,986
1,795	Output of oil products	1,776	1,781
90%	Utilization	89%	90%
	International
181	Installed capacity	181	241
238	Output of oil products	116	260
93%	Utilization	60%	85%
78	Domestic crude oil as % of total feedstock processed	79	77
	Imports (Mbpd)
400	Crude oil imports	351	340
136	Oil product imports	228	97
	Exports (Mbpd)
322	Crude oil exports (8)(9)	314	377
253	Oil product exports (9)	258	247

39	Net exports of crude oil and oil products	(7)	187

	Other Imports and Exports (Mbpd)
199	Import of gas and others	194	146
2	Exports of other products (9)	2	1

	Sales Volume (thousand bpd)
1,776	Oil products	1,703	1,646
81	Alcohol and others	76	53
272	Natural gas	302	226

2,129	Total domestic market	2,081	1,925
577	Exports	574	625
480	International sales and other operations	557	655

1,057	Total international market (8)	1,131	1,280

3,186	Total	3,212	3,205

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include liquefied natural gas. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	The increase in the first quarter of 2008 is due to the new methodology that takes in consideration the international natural gas prices as one of the variables.
(6)	Production taxes includes royalties, special government participation and rental of areas.
(7)	As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(8)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(9)	Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 0.9% to 1,816 thousand barrels per day for the first quarter of 2008, as compared to 1,800 thousand barrels per day for the first quarter of 2007. The operational start-up of the platforms FPSO-Cidade de Rio de Janeiro (Espadarte), FPSO-Piranema (Piranema), Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) offset the natural decline in production in other areas.

International consolidated crude oil and NGL production decreased 2.7% to 108 thousand barrels per day for the first quarter of 2008, as compared to 111 thousand barrels per day for the first quarter of 2007. This decrease was primarily due to the natural decline in production in certain mature fields in Argentina.

Natural Gas

Domestic natural gas production increased 10.9% to 1,824 million cubic feet per day (Mmcfpd) for the first quarter of 2008, as compared to 1,644 Mmcfpd for the first quarter of 2007 due to the operational start-up of the platforms mentioned above.

International gas production for the first quarter of 2008 remained constant as compared to the first quarter of 2007 (618 Mmcfpd).

Lifting Costs

Our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas), increased 20.3% to U.S.$8.66 per barrel of oil equivalent for the first quarter of 2008, from U.S.$7.20 per barrel of oil equivalent for the first quarter of 2007. Excluding the impact of the appreciation of the Real, our lifting costs per barrel of oil equivalent climbed by 8.0% from one period to the next, due to salary adjustments and the increase in the workforce associated with higher initial unit cost of the new production system, which we believe will gradually decrease as production increases.

Our production taxes in Brazil, on a per barrel basis, increased 78.8% to U.S.$16.16 per barrel to the first quarter of 2008 from U.S.$9.04 per barrel in the first quarter of 2007. This increase was the result of an increase in the average reference price used to calculate production taxes for our domestic production to U.S.$80.45 in the first quarter of 2008 from U.S.$46.62 in the first quarter of 2007.

Our lifting costs in Brazil, including production taxes, increased 52.8% to U.S.$24.82 per barrel of oil equivalent for the first quarter of 2008 from U.S.$16.24 per barrel of oil equivalent for the first quarter of 2007, as a result of higher extraction costs, an increase in international prices on government participation and the start-up of the platforms P-34, FPSO-Cidade de Rio de Janeiro (Espadarte), Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) platforms.

Our international lifting costs increased 11.1% to U.S.$4.32 per barrel of oil equivalent for the first quarter of 2008, as compared to U.S.$3.89 per barrel of oil equivalent for the first quarter of 2007. This increase was primarily due to the price adjustment of third-party services and materials in Argentina.

Refining

Our refinery output in Brazil decreased 0.3% to 1,776 Mbpd for the first quarter of 2008 from 1,781 Mbpd for the first quarter of 2007, due to scheduled maintenance stoppage of Replan’s U-200A, one of Petrobras’ biggest atmospheric distillation units, in March 2008. The last scheduled maintenance shut-down for this unit was in 2003.

Our international refinery output decreased 55.4% to 116 Mbpd for the first quarter of 2008 as compared to 260 Mbpd for the first quarter of 2007, due to the sale of our Bolivian refineries in June of 2007 and due to the scheduled stoppages in Argentina and USA refineries that occurred in the first quarter of 2008.

Refining Costs

Domestic refining costs increased 42.1% to U.S.$3.61 per barrel of oil equivalent for the first quarter of 2008, as compared to U.S.$2.54 per barrel of oil equivalent for the first quarter of 2007. Excluding the impact of the appreciation of the Real, our refining costs increased 21.0% in the first quarter of 2008 as compared to the first quarter of 2007, as a result of higher operational expenses in order to upgrade our refineries to meet new product quality demands and meet higher standards of health, safety and environment (HSE), as well as salary adjustments and increases in our workforce, and to a lesser degree, increases in the electricity tariff.

International refining costs increased 154.5% to U.S.$6.16 per barrel of oil equivalent for the first quarter of 2008, as compared to U.S.$2.42 per barrel of oil equivalent for the first quarter of 2007, due to the programmed maintenance stoppage in the Pasadena refinery associated with the first quarter decrease in processed crude.

Sales Volume

As a result of overall economic growth in Brazil, our domestic sales volume increased 8.1% to 2,081 thousand barrels per day for the first quarter of 2008, as compared to 1,925 thousand barrels per day for the first quarter of 2007, due to increases in sales of diesel, aviation fuel and natural gas. The increase in diesel sales reflects general Brazilian economic growth and the increased use of emergency diesel-driven thermal plants. The increase in aviation fuel is due to the expansion of tourism supported by the appreciation of the Real against the U.S. dollar as well as to general Brazilian economic growth. Natural gas sales increased 33.6% as a result of higher industrial consumption, as gas continued to replace fuel oil.

Oil and oil products export volumes decreased 8.2% to 574 thousand barrels per day for the first quarter of 2008, as compared to 625 thousand barrels per day for the first quarter of 2007, reflecting the shrinkage of the US market triggered by the economic crisis.

Our sales volumes in the international market decreased 15.0% to 557 thousand barrels per day for the first quarter of 2008, as compared to 655 thousand barrels per day for the first quarter of 2007, due to lower trading company sales in the US, the sale of our Bolivian refineries and resulting reduction in oil and gas sales volume in Bolivia and to third parties in Argentina, caused by the natural decline in output from the mature fields, and in Ecuador, due to the lack of production and sales in March 2008.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar as it did in the first quarter of 2008 (17.5%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the first quarter of 2008 and in the first quarter of 2007 is also impacted by the increase in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	For the first quarter of

	2008	2007
Exploration and Production	5,450	2,411
Supply	(396)	935
Gas and Energy	(250)	(145)
International	44	(137)
Distribution	180	96
Corporate	(260)	(950)
Eliminations	(267)	(51)

Net income	4,501	2,159

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at our natural gas processing plants.

The net income from our Exploration and Production segment for the first quarter of 2008 increased by 126.0% over the first quarter of 2007 due to the increase in average domestic oil prices and the 0.9% upturn in daily oil and NGL production.

These effects were offset by higher expenses from government participations and the write-off of economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened to US$10.77/bbl in the first quarter of 2008 from US$9.96/bbl in the first quarter of 2007.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The reduction in net income from our Supply segment result in the first quarter of 2008 was due to the higher oil sale/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the upturn in oil product prices in Brazil and abroad, as well as to a lesser extent the higher ratio of Brazilian crude in total processed crude.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The net loss from Gas and Energy increased by US$146 million in the first quarter of 2008, as a result of contractual charges related to natural gas supply and tighter margins in the electricity business.

These effects were partially offset by the upturn in electricity and gas sales volume and higher average gas prices.

International

The International segment comprises our activities in other countries outside of Brazil, which include Exploration and Production, Supply, Distribution and Gas and Energy activities.

The improvement in the net income of the International segment in the first quarter of 2008 was due to a US$79 million increase in operating income, due to higher prices and the reduction in oil extraction exploration costs in Turkey, Angola, the US, Libya and Venezuela, plus lower write-offs of dry wells in Argentina, Colombia and the US.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The increase in net income from our Distribution segment in the first quarter of 2008 was primarily due to the reduction in tax expenses due to the elimination of the CPMF tax and the ongoing efforts to reduce selling, general and administrative expenses.

The segment represented a 35.9% share of the national fuel distribution market in the first quarter of 2008, versus 33.6% in the first quarter of 2007.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

The lower net loss for our Corporate segment in the first quarter of 2008, as compared to the first quarter of 2007, was primarily due to a reduction in net financial expenses, in expenses from the amendments to the Petros Plan regulations and a reduction in tax expenses due to the extinction of the CPMF tax.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2008 COMPARED TO THE FIRST QUARTER OF 2007

The comparison between our results of operations has been affected by the 17.5% increase in the value of the Real against the U.S. dollar for the first quarter of 2008, as compared to the first quarter of 2007.

Revenues

Net operating revenues increased 43.2% to U.S.$26,342 million for the first quarter of 2008, as compared to U.S.$18,400 million for the first quarter of 2007. This increase was primarily attributable to higher prices for our products in domestic and international markets and higher sales volumes in domestic market.

Consolidated sales of products and services increased 40.7% to U.S.$33,351 million for the first quarter of 2008, compared to U.S.$23,700 million for the first quarter of 2007, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 33.2% to U.S.$5,896 million for the first quarter of 2008, as compared to U.S.$4,427 million for the first quarter of 2007 primarily due to higher prices and sales volumes; and

  CIDE, the per-transaction fee due to the Brazilian government, which increased 27.5% to U.S.$1,113 million for the first quarter of 2008, compared to U.S.$873 million for the first quarter of 2007, primarily due to higher prices and sales volumes.

Cost of sales (excluding depreciation, depletion and amortization)

Cost of sales for the first quarter of 2008 increased 46.7% to U.S.$15,380 million, as compared to U.S.$10,485 million for the first quarter of 2007. This increase was principally a result of:

  a U.S.$2,024 million increase in the cost of imports due to higher volumes and prices;

  a U.S.$1,058 million increase in costs for our international trading activities, due to increases in volume from offshore operations, conducted by PifCo; and

  a U.S.$998 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$2,794 million for the first quarter of 2008, compared to U.S.$1,796 million for the first quarter of 2007. This increase in production taxes and charges includes an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.1,400 million for the first quarter of 2008, as compared to U.S.$950 million for the first quarter of 2007.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 25.3% to U.S.$1,450 million for the first quarter of 2008, compared to U.S.$1,157 million for the first quarter of 2007. Excluding the impact of the appreciation of the Real, the increase in depreciation, depletion and amortization resulted from higher capital expenditures and increased depletion and amortization charges relating to increased oil and gas production.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 25.8% to U.S.$380 million for the first quarter of 2008, as compared to U.S.$302 million for the first quarter of 2007. This increase was primarily attributable to a U.S.$165 million increase in expenses related to dry holes in Brazil, partially offset by a U.S.$101 million decrease in expenses related to international seismic drilling, in the first quarter of 2008 compared to the first quarter of 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 29.9% to U.S.$1,706 million for the first quarter of 2008, compared to U.S.$1,313 million for the first quarter of 2007.

Selling expenses increased 37.0% to U.S.$822 million for the first quarter of 2008 from U.S.$600 million for the first quarter of 2007. This increase was primarily attributable to:

  approximately U.S.$59 million in higher transportation costs due mainly to increased sales volumes;

  approximately U.S.$22 million in additional technical consulting services due to increased outsourcing of selected non-core general activities;

  an increase of approximately U.S.$11 million in expenses related to increased consumption of materials; and

  approximately U.S.$6 million in higher personnel expenses, due to the increase in our workforce and salaries.

General and administrative expenses increased 24.0% to U.S.$884 million for the first quarter of 2008 from U.S.$713 million for the first quarter of 2007. Excluding the impact of the appreciation of the Real, the increase in general and administrative expenses was primarily attributable to the increase in personnel expenses in the first quarter of 2008, due to the increase in our workforce and salaries, as compared to the first quarter of 2007.

Research and development expenses

Research and development expenses increased 30.2% to U.S.$237 million for the first quarter of 2008 from U.S.$182 million for the first quarter of 2007. This increase was primarily due to expanded cost for training of the technical workforce and research for development of production from current reserves and new exploratory frontiers.

Other operating expenses

Other operating expenses decreased 19.2% to U.S.$603 million for the first quarter of 2008, from U.S.$746 million for the first quarter of 2007. A breakdown of other operating expenses by segment is located on page 27.

The most significant expenses for the first quarter of 2008 were:

  a U.S.$160 million expense for institutional relations and cultural projects;

  a U.S.$146 million expense for contractual fines;

  a U.S.$93 million expense related to operating expenses with thermoelectric;

  a U.S.$89 million expense of losses and contingencies related to legal proceedings;

  a U.S.$46 million expense for health, safety, and environment (HSE); and

  a U.S.$31 million expense for unscheduled stoppages of plant and equipment.

The most significant expenses for the first quarter of 2007 were:

  a U.S.$498 million expense related to the amendments to certain clauses in the Petros Plan regulations;

  a U.S.$138 million expense for institutional relations and cultural projects; and

  a U.S.$51 million expense related to thermoelectric operating expenses.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased 179.3% to U.S.$81 million for the first quarter of 2008, compared to U.S.$29 million for the first quarter of 2007, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Distribuidora S.A. - BR (U.S.$12 million) and UEG Araucária LTDA (U.S.$14 million).

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 44.1% to U.S.$441 million for the first quarter of 2008 as compared to U.S.$306 million for the first quarter of 2007. This increase was primarily attributable to the increase in financial interest income from investments of U.S.$180 million in the first quarter of 2008 as compared to the first quarter of 2007. A breakdown of financial income and expenses is set forth in Note 11 of our consolidated financial statements for the three-month period ended March 31, 2008.

Financial expenses

Financial expenses increased 2.8% to U.S.$109 million for the first quarter of 2008, as compared to U.S.$106 million for the first quarter of 2007. A breakdown of financial income and expenses is set forth in Note 11 of our consolidated financial statements for the three-month period ended March 31, 2008.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net decreased 84.3% to a loss of U.S.$53 million for the first quarter of 2008, as compared to a loss of U.S.$337 million for the first quarter of 2007. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the decrease in the appreciation of the Real from 4.1% to 1.3%, on dolar-denominated investments both in Brazil (via our Exploration and Production segment and abroad via our International segment and financial investments).

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 8.0% to U.S.$208 million for the first quarter of 2008, as compared to U.S.$226 million for the first quarter of 2007. Excluding the impact of the appreciation of the Real, the decrease in employee benefit expense for non-active participants was primarily attributable to the U.S.$66 million decrease in the employee benefit expense for non-active participants, primarily due to an increase in the expected return on plan assets as a result of anticipated market performance during 2008.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 23.2% to U.S.$109 million for the first quarter of 2008, as compared to U.S.$142 million for the first quarter of 2007. This decrease is primarily attributable to the U.S.$76 million decrease related to the extinguishment of the CPMF, a tax payable in connection with certain bank account transactions, as of January 1, 2008. This decrease was partially offset by the U.S.$25 million increase in the IOF, a tax payable over financial transactions, due to the increase of IOF tax rates, also effective January 1, 2008.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to zero for the first quarter of 2008, as compared to a gain of U.S.$15 million for the first quarter of 2007.

Income tax (expense) benefit

Income before income taxes and minority interest increased 76.6% to U.S.$6,629 million for the first quarter of 2008, as compared to U.S.$3,754 million for the first quarter of 2007. Income tax expense increased 44.3% to U.S.$2,061 million for the first quarter of 2008, as compared to U.S.$1,428 million for the first quarter of 2007. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our consolidated financial statements for the three-month period ended March 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2008 we had cash and cash equivalents of U.S.$6,201 million compared to U.S.$6,987 million at December 31, 2007. The decrease in our cash and cash equivalents was primarily due to the increase in our capital expenditures in the first quarter of 2008 as compared to the first quarter of 2007.

Operating activities provided net cash flows of U.S.$6,127 million for the first quarter of 2008, compared to U.S.$3,463 million for the first quarter of 2007. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$7,942 million during the first quarter of 2008 as compared to the first quarter of 2007. See analysis of results of operations on page 14.

Net cash used in investing activities increased to U.S.$6,070 million for the first quarter of 2008, compared to U.S.$3,545 million for the first quarter of 2007. This increase was due primarily to capital expenditures associated with our operating activities, which totaled U.S.$6,097 million, including U.S.$3,480 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Net cash used in financing activities was U.S.$908 million for the first quarter of 2008, compared to U.S.$3,278 million for the first quarter of 2007. This decrease was primarily due to an increase in the funds raised by PifCo through the issuance of Global Notes.

Our net debt increased to U.S.$17,852 million as of March 31, 2008 as compared to U.S.$14,908 million as of December 31, 2007, primarily due to an increase in short-term debt, particularly from credit lines taken out to boost ethanol exports, and the funds raised by PifCo through the issuance of Global Notes as well as a reduction in cash and cash equivalents due to the payment of interest on equity.

		U.S.$ million
			Percent
			Change
Balance sheet data	03.31.2008	12.31.2007	(03.31.2008	03.31.2007
			versus
			12.31.2007)

Cash and cash equivalents	6,201	6,987	(11.2)	9,667
Short-term debt	1,928	1,458	32.2	1,347
Total long-term debt	14,934	13,421	11.3	12,027
Total project financings	6,483	6,278	3.3	6,898
Total capital lease obligations	708	738	(4.1)	964
Net debt (1)	17,852	14,908	19.7	11,569
Shareholders’ equity (2)	69,980	65,179	7.4	48,319
Total capitalization (3)	94,033	87,074	8.0	69,555

	U.S.$ million
Reconciliation of Net debt	03.31.2008	12.31.2007	03.31.2007
Total long-term debt	14,934	13,421	12,027
Plus short-term debt	1,928	1,458	1,347
Plus total project financings	6,483	6,278	6,898
Plus total capital lease obligations	708	738	964
Less cash and cash equivalents	6,201	6,987	9,667
Net debt (1)	17,852	14,908	11,569

(1)
Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)
Shareholders’ equity includes obligation adjustments in the amount of U.S.$1,563 million at March 31, 2008 and U.S.$1,544 million at December 31, 2007, respectively, related to “Post-retirement benefit reserves adjustments, net of tax - pension cost”; and U.S.$939 million at March 31, 2008 and U.S.$928 million at December 31, 2007 related to “Post-retirement benefit reserves adjustments, net of tax - health care cost”.

(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At March 31, 2008, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$1,928 million compared to U.S.$1,458 million at December 31, 2007.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$14,934 million at March 31, 2008 as compared to U.S.$13,421 million at December 31, 2007.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,483 million at March 31, 2008, as compared to U.S.$6,278 million at December 31, 2007. This increase in outstanding project financing was primarily due to the increase in debt related to the Gasene Project. See Note 12 of our consolidated financial statements for the three-month period ended March 31, 2008.

Extinguished securities

On March 31, 2008 and December 31, 2007, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$856 million. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 12 of our consolidated financial statements for the three-month period ended March 31, 2008.

Off Balance Sheet Arrangements

As of March 31, 2008, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$6,097 million in the first quarter of 2008, a 65.9% increase as compared to our investments of U.S.$3,674 million in the first quarter of 2007. Our investments in the first quarter of 2008 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first quarter of 2008, U.S.$3,480 million was made in connection with exploration and development projects mainly in the Campos basin (57.1%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first quarter of 2008 and 2007:

Activities

		U.S.$ million
		For the three-month period
		ended March 31,
		2008	2007
•	Exploration and Production	3,480	1,811
•	Supply	1,035	576
•	Gas and Energy	662	291
•	International:
	Exploration and Production	615	655
	Supply	75	41
	Distribution	2	8
	Gas and Energy	2	1
•	Distribution	68	126
•	Corporate	158	165

Total capital expenditures		6,097	3,674

Dividends

On April 04, 2008, the Ordinary General Meeting of Shareholders approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715 million. This approval was pursuant to our by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors. The dividends are monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment. The dividends and interest on shareholder’s equity are being distributed as follows:

Approval date by the Board	Shareholding position	Amount paid – US$	Initial date of payment
of Directors	date	million

July 25, 2007	August 17, 2007	1,238	January 23, 2008
September 21, 2007	October 5, 2007	1,238	March 31, 2008
December 27, 2007	January 11, 2008	744	April 30, 2008
March 3, 2008	April 4, 2008	495	By June 3, 2008

		3,715

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of,
4Q-2007		2008	2007

32,442	Sales of products and services	33,351	23,700
	Less:

(5,980)	Value-added and other taxes on sales and services	(5,896)	(4,427)
(1,138)	CIDE	(1,113)	(873)

25,324	Net operating revenues	26,342	18,400

(14,858)	Cost of sales	(15,380)	(10,485)
(1,728)	Depreciation, depletion and amortization	(1,450)	(1,157)
(634)	Exploration, including exploratory dry holes	(380)	(302)
(271)	Impairment	-	-
(1,869)	Selling, general and administrative expenses	(1,706)	(1,313)
(269)	Research and development expenses	(237)	(182)
(418)	Other operating expenses	(603)	(746)

(20,047)	Total costs and expenses	(19,756)	(14,185)

63	Equity in results of non-consolidated companies	81	29
592	Financial income	441	306
21	Financial expense	(109)	(106)
	Monetary and exchange variation on monetary
(825)	assets and liabilities, net	(53)	(337)
	Employee benefit expense for non-active
(262)	participants	(208)	(226)
(177)	Other taxes	(109)	(142)
(152)	Other expenses, net	-	15

(740)		43	(461)

4,537	Income before income taxes and minority interest	6,629	3,754

	Income tax expense:
(1,316)	Current	(1,713)	(1,318)
(381)	Deferred	(348)	(110)

(1,697)	Total income tax expense	(2,061)	(1,428)

	Minority interest in results of consolidated
(28)	subsidiaries	(67)	(167)

2,812	Net income for the period	4,501	2,159

	Weighted average number of shares outstanding

5,073,347,344(*)	Common	5,073,347,344(*)	5,073,347,344(*)
3,700,729,396(*)	Preferred	3,700,729,396(*)	3,700,729,396(*)

	Basic and diluted earnings per share

0.32(*)	Common and Preferred	0.51(*)	0.25(*)

	Basic and diluted earnings per ADS

0.64(*)	Common and Preferred	1.02(*)	0.50(*)

(*) For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of March 31, 2008.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of March	As of December
	31, 2008	31, 2007
Assets
Current assets
Cash and cash equivalents	6,201	6,987
Marketable securities	72	267
Accounts receivable, net	7,451	6,538
Inventories	10,344	9,231
Recoverable taxes	3,848	3,488
Other current assets	2,999	2,629

Total current assets	30,915	29,140

Property, plant and equipment, net	89,450	84,523

Investments in non-consolidated companies and other investments	5,187	5,112

Other assets
Accounts receivable, net	1,360	1,467
Advances to suppliers	1,904	1,658
Petroleum and Alcohol Account – Receivable from Federal Government	457	450
Government securities	685	670
Marketable securities	2,047	2,144
Restricted deposits for legal proceedings and guarantees	1,008	977
Recoverable taxes	2,477	2,477
Others	1,118	1,097

Total other assets	11,056	10,940

Total assets	136,608	129,715

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	8,441	7,816
Short-term debt	1,928	1,458
Current portion of long-term debt	983	1,273
Current portion of project financings	873	1,692
Current portion of capital lease obligations	219	227
Taxes payable	5,058	4,510
Payroll and related charges	1,400	1,549
Dividends and interest on capital payable	1,195	3,220
Advances from customers	265	276
Other current liabilities	2,721	2,447

Total current liabilities	23,083	24,468
Long-term liabilities
Long-term debt	13,951	12,148
Project financings	5,610	4,586
Capital lease obligations	489	511
Employees’ benefits obligation - Pension	4,801	4,678
Employees’ benefits obligation - Health care	6,883	6,639
Deferred income taxes	5,198	4,802
Other liabilities	4,530	4,372

Total long-term liabilities	41,462	37,736
Minority interest	2,083	2,332

Shareholders' equity
Shares authorized and issued:
Preferred stock – 2008 and 2007 - 3,700,729,396 shares	8,620	8,620
Common stock – 2008 and 2007 – 5,073,347,344 shares	12,196	12,196
Reserves and others	49,164	44,363

Total shareholders' equity	69,980	65,179

Total liabilities and shareholders’ equity	136,608	129,715

Statement of Cash Flows Data (in millions of U.S. dollars)

		For the first quarter of,
4Q-2007		2008	2007
	Cash flows from operating activities
2,812	Net income for the period	4,501	2,159
	Adjustments to reconcile net income to net cash provided
	by operating activities:
1,728	Depreciation, depletion and amortization	1,450	1,157
	Loss on property, plant and equipment, dry holes
532	costs	263	141
271	Impairment of oil and gas properties	1	-
381	Deferred income taxes	348	110
114	Foreign exchange and monetary loss (gain)	597	224
28	Minority interest in results of consolidated subsidiaries	67	167
147	Accretion expense – asset retirement obligation	46	-
(134)	Others	(76)	(29)

	Decrease (increase) in assets:
(174)	Accounts receivable, net	(654)	(395)
(978)	Inventories	(693)	327
(192)	Recoverable taxes	(290)	(482)
1,424	Others	(290)	86

	Increase (decrease) in liabilities
1,257	Trade accounts payable	551	(808)
434	Taxes payable	496	489
	Employee’s post-retirement benefits, net of
(687)	unrecognized obligation	19	119
(218)	Other liabilities	(209)	198

6,745	Net cash provided by operating activities	6,127	3,463

(8,326)	Net cash flows from investing activities	(6,070)	(3,545)

678	Net cash flows from financing activities	(908)	(3,278)

(903)	Increase (decrease) in cash and cash equivalents	(851)	(3,360)

	Effect of exchange rate changes on cash and cash
469	equivalents	65	339

7,421	Cash and cash equivalents at beginning of period	6,987	12,688

6,987	Cash and cash equivalents at the end of period	6,201	9,667

Income Statement by Segment

	First quarter of 2008
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	158	15,567	1,643	1,905	7,069	-	-	26,342
Inter-segment net operating revenues	14,176	5,933	224	204	115	-	(20,652)	-

Net operating revenues	14,334	21,500	1,867	2,109	7,184	-	(20,652)	26,342

Cost of sales	(4,637)	(21,124)	(1,717)	(1,567)	(6,552)	-	20,217	(15,380)
Depreciation, depletion and amortization	(828)	(277)	(90)	(129)	(52)	(74)	-	(1,450)
Exploration, including exploratory dry holes	(296)	-	-	(84)	-	-	-	(380)
Selling, general and administrative
expenses	(81)	(583)	(139)	(167)	(325)	(442)	31	(1,706)
Research and development expenses	(122)	(47)	(18)	(1)	(2)	(47)	-	(237)
Other operating expenses	(2)	(75)	(280)	(67)	25	(204)	-	(603)

Cost and expenses	(5,966)	(22,106)	(2,244)	(2,015)	(6,906)	(767)	20,248	(19,756)

Equity in results of non-consolidated
companies	(1)	-	10	71	-	1	-	81
Financial income (expenses), net	-	-	-	-	-	279	-	279
Employee benefit expense for non-active
participants	-	-	-	-	-	(208)	-	(208)
Other taxes	(19)	(18)	(16)	(12)	(5)	(39)	-	(109)
Other expenses, net	(4)	(2)	-	1	-	5	-	-

Income (loss) before income taxes and
minority interest	8,344	(626)	(383)	154	273	(729)	(404)	6,629

Income tax benefits (expense)	(2,837)	213	133	(51)	(93)	437	137	(2,061)

Minority interest	(57)	17	-	(59)	-	32	-	(67)

Net income (loss) for the period	5,450	(396)	(250)	44	180	(260)	(267)	4,501

Income Statement by Segment

	First quarter of 2007
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	804	10,294	680	1,866	4,756	-	-	18,400
Inter-segment net operating revenues	7,258	3,820	260	294	101	-	(11,733)	-

Net operating revenues	8,062	14,114	940	2,160	4,857	-	(11,733)	18,400

Cost of sales	(3,276)	(11,919)	(830)	(1,697)	(4,399)	-	11,636	(10,485)
Depreciation, depletion and amortization	(667)	(228)	(75)	(111)	(29)	(47)	-	(1,157)
Exploration, including exploratory dry holes	(97)	-	-	(205)	-	-	-	(302)
Selling, general and administrative
expenses	(79)	(392)	(112)	(167)	(244)	(338)	19	(1,313)
Research and development expenses	(89)	(34)	(19)	-	(1)	(39)	-	(182)
Other operating expenses	(107)	(106)	(37)	(62)	(17)	(417)	-	(746)

Cost and expenses	(4,315)	(12,679)	(1,073)	(2,242)	(4,690)	(841)	11,655	(14,185)

Equity in results of non-consolidated
companies	-	1	12	16	-	-	-	29
Financial income (expenses), net	-	-	-	-	-	(137)	-	(137)
Employee benefit expense for non-active
participants	-	-	-	-	-	(226)	-	(226)
Other taxes	(9)	(20)	(11)	(12)	(24)	(66)	-	(142)
Other expenses, net	6	3	(1)	10	(2)	(1)	-	15

Income (loss) before income taxes and
minority interest	3,744	1,419	(133)	(68)	141	(1,271)	(78)	3,754

Income tax benefits (expense)	(1,273)	(480)	49	(36)	(48)	333	27	(1,428)
Minority interest	(60)	(4)	(61)	(33)	3	(12)	-	(167)

Net income (loss) for the period	2,411	935	(145)	(137)	96	(950)	(51)	2,159

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Other Operating Expenses by Segment

	First quarter of 2008
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects	(12)	(9)	-	-	(5)	(134)	-	(160)
Contractual fines	-	-	(146)	-	-	-	-	(146)
Operating expenses with thermoelectric	-	-	(93)	-	-	-	-	(93)
Losses and contingencies related to legal
proceedings	(5)	(4)	-	(73)	(1)	(6)	-	(89)
HSE expenses	(3)	(10)	(1)	-	-	(32)	-	(46)
Unscheduled stoppages of plant and equipment	(13)	(18)	-	-	-	-	-	(31)
Ship or pay commitments	-	-	-	(12)	-	-	-	(12)
Other	31	(34)	(40)	18	31	(32)	-	(26)

	(2)	(75)	(280)	(67)	25	(204)	-	(603)

	First quarter of 2007
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Expenses related to Petros Plan repactuation	(105)	(62)	(5)	(4)	(19)	(303)	-	(498)
Institutional Relations and Culture Projects	(10)	(7)	-	-	(3)	(118)	-	(138)
Operating expenses with thermoelectric	-	-	(51)	-	-	-	-	(51)
Losses and contingencies related to legal
proceedings	(3)	(6)	-	(1)	-	5	-	(5)
HSE expenses	(3)	(11)	-	-	-	(31)	-	(45)
Unscheduled stoppages of plant and equipment	(9)	(19)	-	-	-	-	-	(28)
Ship or pay commitments	-	-	-	(8)	-	-	-	(8)
Other	23	(1)	19	(49)	5	30	-	27

	(107)	(106)	(37)	(62)	(17)	(417)	-	(746)

In order to unify the criterion for the allocation of HSE expenses, we opted to allocate these expenses in their entirety to other operating expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Selected Balance Sheet Data by Segment

	First quarter of 2008
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,874	14,986	3,067	2,217	2,991	9,713	(5,933)	30,915

Cash and cash equivalents	-	-	-	-	-	6,201	-	6,201
Other current assets	3,874	14,986	3,067	2,217	2,991	3,512	(5,933)	24,714

Investments in non-consolidated
companies and other							-
investments	116	2,563	514	1,346	434	214		5,187

Property, plant and equipment,
net	51,196	15,613	11,343	8,092	1,872	1,518	(184)	89,450

Non current assets	1,382	627	1,715	630	340	6,765	(403)	11,056

Petroleum and Alcohol Account	-	-	-	-	-	457	-	457
Government securities	-	-	-	-	-	685	-	685
Other assets	1,382	627	1,715	630	340	5,623	(403)	9,914

Total assets	56,568	33,789	16,639	12,285	5,637	18,210	(6,520)	136,608

Selected Balance Sheet Data by Segment

	Year ended December 31, 2007
	U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment,
net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol Account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

Selected Data for International Segment

	First quarter of 2008
	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	9,002	2,686	824	359	1,723	(2,309)	12,285

STATEMENT OF INCOME

Net Operating Revenues	636	1,307	119	597	1	(551)	2,109

Net operating revenues to third parties	277	932	107	588	1	-	1,905
Inter-segment net operating revenues	359	375	12	9	-	(551)	204

Net income (loss) for the period	71	16	41	(18)	(45)	(21)	44

	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2007)	8,337	2,514	753	414	1,403	(1,704)	11,717

STATEMENT OF INCOME
(First quarter of 2007)

Net Operating Revenues	584	1,461	188	433	8	(514)	2,160

Net operating revenues to third parties	138	1,117	174	430	8	(1)	1,866
Inter-segment net operating revenues	446	344	14	3	-	(513)	294

Net income (loss) for the period	(95)	(10)	47	7	(100)	14	(137)

Expenditure related to the training of new Petrobras employees is now allocated to the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
Theodore M. Helms – Executive
Manager
E-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd
floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.